SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

ABB Ltd
(Name of Issuer)

Registered Shares, par value CHF 1.03
(Title of Class of Securities)

ISIN No. CH0012221716**
(CUSIP Number)

Cevian Capital II GP Limited

La Motte Chambers

St Helier

Jersey, JE1 1BJ

Channel Islands

Attention: Denzil Boschat

+44 1534 828 513

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The Registered Shares have no CUSIP number. The ISIN number for the Registered Shares is CH0012221716.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN No. CH0012221716	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Cevian Capital II GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 118,047,114
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 118,047,114
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 118,047,114
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IA, OO

ISIN No. CH0012221716	SCHEDULE 13D	Page 3 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Registered Shares, par value CHF 1.03 (the "Registered Shares") of ABB Ltd, a limited liability company incorporated under the laws of Switzerland (the "Issuer"). The principal executive offices of the Issuer are located at Affolternstrasse 44, CH-8050, Zurich, Switzerland.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by Cevian Capital II GP Limited, a limited company incorporated under the laws of Jersey (the "Reporting Person"), the general partner of Cevian Capital II Master Fund LP, a Cayman Islands limited partnership (the "Master Fund") and Cevian Capital II Co-Investment Fund LP, a Cayman Islands limited partnership (the "Co-Investment Fund" and together with the Master Fund, the "Cevian Funds"), with respect to the Registered Shares held by the Cevian Funds.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Registered Shares reported herein.

(b)	The principal business address of the Reporting Person is 4 Bond Street, St Helier, Jersey, JE4 5QR, Channel Islands.

(c)	The principal business of the Reporting Person is to serve as the sole general partner and to act as investment manager to each of the Cevian Funds.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a limited company organized under the laws of Jersey.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

ISIN No. CH0012221716	SCHEDULE 13D	Page 4 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date hereof, the Reporting Person has purchased for the accounts of the Cevian Funds an aggregate of 118,047,114 Registered Shares for an aggregate consideration (including brokerage commission) of approximately USD 2,669,103,790. The Cevian Funds funded these purchases out of their general working capital. The Registered Shares were purchased using Swiss Francs. For the purposes of this Schedule 13D, a conversion rate of USD 1.00 for each CHF 0.92 was used.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the Registered Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business because they believed the Registered Shares represented an attractive investment opportunity.

In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose, engage in hedging and in similar transactions with respect to the Registered Shares or otherwise deal in the Registered Shares or any derivative securities at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Registered Shares, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Person may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person's modifying the Cevian Funds' ownership of Registered Shares, exchanging information with the Issuer and any of the foregoing persons pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, capitalization, use of capital, financial metrics, capital allocations, corporate structure, including acquisitions or dispositions, proposing or nominating director candidates to the Issuer’s board of directors, changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D and/or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D as the Reporting Person may deem appropriate.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ISIN No. CH0012221716	SCHEDULE 13D	Page 5 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Registered Shares and percentages of the Registered Shares beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 2,237,416,798 Registered Shares reported to be outstanding as of March 31, 2015 in the Issuer's Report of Foreign Private Issuer on Form 6-K filed on April 30, 2015.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Registered Shares as to which the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition.

(c)	The transactions in the Registered Shares by the Reporting Person for the benefit of the Cevian Funds within the past sixty days, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

(d)	No person other than the Cevian Funds and the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Registered Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the best of the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

ISIN No. CH0012221716	SCHEDULE 13D	Page 6 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 26, 2015

CEVIAN CAPITAL II GP LIMITED

By:	/s/ Denzil Boschat
Name:	Denzil Boschat
Title: Director

ISIN No. CH0012221716	SCHEDULE 13D	Page 7 of 9 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Registered Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

CEVIAN CAPITAL II GP LIMITED

Name	Position	Citizenship	Present Principal Occupation	Business Address
Denzil Boschat	Director	Jersey	Cevian CCO and Cevian Jersey CEO	4 Bond Street, St. Helier, Jersey, JE4 5QR
Laurence Cheng	Director	Canada	Chairman & CEO Capital Z Investment Partners (Hong Kong) Ltd	142 West 57th Street 3rd Floor New York, NY 10019
Dexter Paine	Director	USA	Managing Partner – Paine & Partners LLC	461 Fifth Avenue 17th Floor New York, NY 10017
Liam Jones	Director	Jersey	Director – RBC Fund Administration (CI) Ltd	Le Gallais Chambers, Bath Street, St. Helier, Jersey, JE4 8YD
Jonathan White	Director	Jersey	Lawyer – Consultant to Ogier & Elian Fiduciary Services	44 Esplanade St Helier, Jersey, JE4 9WG
Göran Casserlöv	CFO	Sweden	Cevian CFO	4 Bond Street, St. Helier, Jersey, JE4 5QR

ISIN No. CH0012221716	SCHEDULE 13D	Page 8 of 9 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Registered Shares which were effectuated by the Reporting Person for the benefit of the Cevian Funds within the past sixty days. All transactions were effectuated in the open market through a broker.

CEVIAN CAPITAL II MASTER FUND LP

Trade Date	Registered Shares Purchased (Sold)	Price ($)*

April 27, 2015	1,291,718	22.64
April 28, 2015	1,748,561	22.80
April 29, 2015	2,256,692	22.85
April 30, 2015	2,316,663	22.29
May 4, 2015	1,120,427	22.27
May 5, 2015	2,038,634	21.77
May 6, 2015	2,235,091	21.56
May 7, 2015	2,109,379	21.32
May 8, 2015	2,342,367	21.95
May 11, 2015	573,467	22.24
May 12, 2015	2,273,904	21.99
May 13, 2015	1,393,775	22.12
May 15, 2015	1,838,888	22.13
May 26, 2015	2,233,527	22.38
May 27, 2015	2,233,527	22.60
May 28, 2015	2,680,233	22.66
May 29, 2015	5,449,806	22.50
June 1, 2015	3,698,721	22.35
June 2, 2015	3,091,202	22.43
June 3, 2015	1,947,984	22.67
June 4, 2015	2,596,792	22.79
June 5, 2015	1,210,336	23.32
June 8, 2015	1,998,885	23.15
June 9, 2015	2,597,640	23.00
June 10, 2015	1,412,395	23.19
June 11, 2015	2,739,029	23.14
June 12, 2015	2,336,906	23.08
June 15, 2015	1,742,151	22.83
June 16, 2015	2,010,174	22.86
June 17, 2015	2,001,240	22.95
June 19, 2015	1,608,140	22.53
June 22, 2015	2,287,132	22.58

ISIN No. CH0012221716	SCHEDULE 13D	Page 9 of 9 Pages

CEVIAN CAPITAL II CO-INVESTMENT FUND LP

Trade Date	Registered Shares Purchased (Sold)	Price ($)*

April 27, 2015	154,109	22.64
April 28, 2015	208,614	22.80
April 29, 2015	269,237	22.85
April 30, 2015	276,392	22.29
May 4, 2015	133,673	22.27
May 5, 2015	243,221	21.77
May 6, 2015	266,659	21.56
May 7, 2015	251,661	21.32
May 8, 2015	279,458	21.95
May 11, 2015	68,418	22.24
May 12, 2015	271,290	21.99
May 13, 2015	166,286	22.12
May 15, 2015	219,390	22.13
May 26, 2015	266,473	22.38
May 27, 2015	266,473	22.60
May 28, 2015	319,767	22.66
May 29, 2015	650,194	22.50
June 1, 2015	441,279	22.35
June 2, 2015	368,798	22.43
June 3, 2015	232,406	22.67
June 4, 2015	309,812	22.79
June 5, 2015	144,400	23.32
June 8, 2015	238,479	23.15
June 9, 2015	309,914	23.00
June 10, 2015	168,507	23.19
June 11, 2015	326,782	23.14
June 12, 2015	278,807	23.08
June 15, 2015	207,849	22.83
June 16, 2015	239,826	22.86
June 17, 2015	238,760	22.95
June 19, 2015	191,860	22.53
June 22, 2015	272,868	22.58

* Excluding commissions, SEC fees, etc. (rounded to nearest cents). The Registered Shares were purchased using Swiss Francs. For the purposes of this Schedule 13D, a conversion rate of USD1.00 for each CHF 0.92 was used.